UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Monster Beverage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

611740101

(CUSIP Number)

Rodney C. Sacks

550 Monica Circle, Suite 201

Corona, California 92880

(951) 739-6200

With a copy to:

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brandon Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,931,856

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,931,856

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,931,856

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.2%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brandon Limited Partnership No. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 9,815,648

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 9,815,648

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 9,815,648

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.9%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney Cyril Sacks

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,526,299

	(8)	Shared Voting Power 21,143,748

	(9)	Sole Dispositive Power 4,526,299

	(10)	Shared Dispositive Power 21,143,748

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 25,670,047

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.2%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilton Hiller Schlosberg

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,472,747

	(8)	Shared Voting Power 21,143,748

	(9)	Sole Dispositive Power 4,472,747

	(10)	Shared Dispositive Power 21,143,748

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 25,616,495

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.2%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HRS Holdings, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,415,732

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,415,732

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,415,732

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.9%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 6,305,140

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 6,305,140

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,305,140

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 184,924

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 184,924

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 184,924

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings V, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 71,428

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 71,428

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 71,428

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 257,900

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 257,900

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 257,900

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.2%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 40,072

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 40,072

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,072

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 189,528

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 189,528

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 189,528

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings IX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 482,196

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 482,196

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 482,196

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.3%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 92,332

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 92,332

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 92,332

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings XI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 186,636

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 186,636

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 186,636

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings XII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 170,356

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 170,356

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 170,356

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 30,068

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 30,068

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,068

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 77,121

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 77,121

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 77,121

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) RCS Direct 2010 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 56,020

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 56,020

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,020

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) RCS Direct 2010 Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 11,996

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 11,996

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,996

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.0%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) RCS Direct 2011 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 149,488

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 149,488

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 149,488

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 611740101	13D/A

Introduction

This Amendment No. 15 (“Amendment No. 15”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”), Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”), Amendment No. 4 dated November 22, 2004 (“Amendment No. 4”), Amendment No. 5 dated December 1, 2004 (“Amendment No. 5”), Amendment No. 6 dated December 29, 2005 (“Amendment No. 6”), Amendment No. 7 dated January 13, 2006 (“Amendment No. 7”), Amendment No. 8 dated February 2, 2006 (“Amendment No. 8”), Amendment No. 9 dated February 23, 2010 (“Amendment No. 9”), Amendment No. 10 dated November 23, 2010 (“Amendment No. 10”), Amendment No. 11 dated December 16, 2011 (“Amendment No. 11”), Amendment No. 12 dated April 24, 2012 (“Amendment No. 12”), Amendment No. 13 dated May 21, 2012 (“Amendment No. 13”) and Amendment No. 14 dated December 17, 2012 (“Amendment No. 14”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $0.005 per share (“Common Stock”), of Monster Beverage Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).  This Amendment No. 15 reflects transactions and developments through March 18, 2013, relating to such persons’ respective holdings of the Company.  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment No. 15.

Any capitalized terms used in this Amendment No. 15 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14.

This Amendment No. 15 is being filed to reflect the entry into a plan intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 4.   Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On March 14, 2013, Mr. Sacks and Mr. Schlosberg each entered into a trading plan, effective as of April 1, 2013 (collectively, the “Trading Plans”), with J.P. Morgan Securities LLC (“Broker”) pursuant to which Broker is authorized and directed to sell on behalf of each of Mr. Sacks and Mr. Schlosberg up to 200,000 shares of Common Stock through June 14, 2013, subject to satisfaction of certain conditions, including, among others, trading price.  Copies of the Trading Plans are being filed as exhibits hereto and the foregoing description of the Trading Plans is qualified in its entirety by reference to the Trading Plans.

None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.  Such other plans and proposals may include, without limitation, the entry into additional stock trading plans intended to comply with Rule 10b5-1 promulgated under the Exchange Act.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 in its entirety and inserting in lieu thereof the following:

(a)-(b)  See rows (7) through (10) of the cover pages to this Amendment No. 15 for the number of shares of Common Stock as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.  See rows (11) and (13) of the cover pages to this Amendment No. 15 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Percentages calculated in this Amendment No. 15 with respect to Brandon No. 1, Brandon No. 2, HRS Holdings, Hilrod, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VII, Hilrod VIII, Hilrod IX, Hilrod X, Hilrod XI, Hilrod XII, RCS 2008, RCS 2009, RCS Direct, RCS Direct #2 and RCS Direct 2011 are based upon 165,654,852 shares of Common Stock outstanding as of March 14, 2013 (the “Aggregate Outstanding Shares”), as provided by the Company to the Reporting Persons.  Percentages calculated in this Amendment No. 15 with respect to each of Mr. Sacks and Mr. Schlosberg are based upon 168,786,046 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 3,131,194 shares of Common Stock issuable to each of Mr. Sacks and Mr. Schlosberg upon the exercise of options to purchase Common Stock held by him.

As of March 18, 2013, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 30,142,794 shares, or 17.5% of the outstanding Common Stock.  Percentages calculated in this Amendment No. 15 with respect to the Reporting Persons as a group are based upon 171,917,240 shares of Common Stock, which is the sum of the Aggregate Outstanding Shares plus the 6,262,388 aggregate shares of Common Stock issuable to the Reporting Persons upon the exercise of options to purchase Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Sacks: (i) 1,249,968 shares of Common Stock beneficially held by him; (ii) 3,131,194 shares presently exercisable under the stock option agreements; (iii) 63,051 shares beneficially held by Hilrod because Mr. Sacks is one of Hilrod’s general partners; (iv) 14,157 shares beneficially held by HRS Holdings because Mr. Sacks is one of HRS Holdings’ general partners; (v)  1,849 shares beneficially held by Hilrod IV because Mr. Sacks is one of Hilrod IV’s general partners; (vi) 714 shares beneficially held by Hilrod V because Mr. Sacks is one of Hilrod V’s general partners; (vii) 2,579 shares beneficially held by Hilrod VI because Mr. Sacks is one of Hilrod VI’s general partners; (viii) 401 shares beneficially held by Hilrod VII because Mr. Sacks is one of Hilrod VII’s general partners; (ix) 1,895 shares beneficially held by Hilrod VIII because Mr. Sacks is one of Hilrod VIII’s general partners; (x) 4,822 shares beneficially held by Hilrod IX because Mr. Sacks is one of Hilrod IX’s general partners; (xi) 923 shares beneficially held by Hilrod X because Mr. Sacks is one of Hilrod X’s general partners; (xii) 1,866 shares beneficially held by Hilrod XI because Mr. Sacks is one of Hilrod XI’s general partners; and (xiii) 1,704 shares beneficially held by Hilrod XII because Mr. Sacks is one of Hilrod XII’s general partners; and (b) with respect to Mr. Schlosberg: (i) 1,161,997 shares of Common Stock beneficially held by him; (ii) 3,131,194 shares presently exercisable under the stock option agreements; (iii) 63,051 shares beneficially held by Hilrod because Mr. Schlosberg is one of Hilrod’s general partners; (iv) 14,157 shares beneficially held by HRS Holdings because Mr. Schlosberg is one of HRS Holdings’ general partners; (v) 1,849 shares beneficially held by Hilrod IV because Mr. Schlosberg is one of Hilrod IV’s general partners; (vi) 714 shares beneficially held by Hilrod V because Mr. Schlosberg is one of Hilrod V’s general partners; (vii) 2,579 shares beneficially held by Hilrod VI because Mr. Schlosberg is one of Hilrod VI’s general partners; (viii) 401 shares beneficially held by Hilrod VII because Mr. Schlosberg is one of Hilrod VII’s general partners; (ix) 1,895 shares beneficially held by Hilrod VIII because Mr. Schlosberg is one of Hilrod VIII’s general partners; (x) 4,822 shares beneficially held by Hilrod IX because Mr. Schlosberg is one of Hilrod IX’s general partners; (xi) 923 shares beneficially held by Hilrod X because Mr. Schlosberg is one of Hilrod X’s general partners; (xii) 1,866 shares beneficially held by Hilrod XI because Mr. Schlosberg is one of Hilrod XI’s general partners; and (xiii) 1,704 shares beneficially held by Hilrod XII because Mr. Schlosberg is one of Hilrod XII’s general partners.

(c)           All transactions effected by the Reporting Persons in the Company’s securities during the past 60 days is set forth in Schedule A hereto.

(d)           No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

See Item 4 above for a description of the Trading Plans, which is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

1.  Trading Plan between Mr. Sacks and Broker, dated March 14, 2013.

2.  Trading Plan between Mr. Schlosberg and Broker, dated March 14, 2013.

CUSIP No. 611740101	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2013

BRANDON LIMITED PARTNERSHIP NO. 1

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	General Partner

HRS HOLDINGS, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings IV, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings V, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

CUSIP No. 611740101	13D/A

Hilrod Holdings VI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings VIII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings IX, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings X, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XI, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

Hilrod Holdings XII, L.P.

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	General Partner

The Rodney C. Sacks 2008 Grantor Retained Annuity Trust #2

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Co-Trustee

The Rodney C. Sacks 2009 Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2010 Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
	Name:	Rodney C. Sacks
	Title:	Trustee

The RCS Direct 2011 Grantor Retained Annuity Trust

By:	/s/ Hilton H. Schlosberg
	Name:	Hilton H. Schlosberg
	Title:	Trustee

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG

SCHEDULE A

The following are the transactions in the Company’s securities during the past 60 days:

	Date of Transaction	No. of Securities Acquired/(Disposed Of)	Average Price Per Security		Range of Prices Per Security
Mr. Sacks	02/14/2013	(4,000)	$0	(1)	N/A
Mr. Sacks	03/05/2013	(143,903)	$49.21	(2)	$48.76 - $49.76
Mr. Sacks	03/05/2013	(6,097)	$49.88	(2)	$49.7675 - $50.01
Mr. Schlosberg	03/05/2013	(143,877)	$49.21	(2)	$48.76 - $49.76
Mr. Schlosberg	03/05/2013	(6,123)	$49.88	(2)	$49.7625 - $50.01
Mr. Sacks	03/06/2013	(169,647)	$48.7	(2)	$48.2225 - $49.2125
Mr. Sacks	03/06/2013	(353)	$49.24	(2)	$49.23 - $49.25
Mr. Schlosberg	03/06/2013	(169,748)	$48.7	(2)	$48.23 - $49.23
Mr. Schlosberg	03/06/2013	(252)	$49.26	(2)	$49.24 - $49.27
Mr. Sacks	03/07/2013	(139,752)	$48.23	(2)	$48.00 - $48.91
Mr. Schlosberg	03/07/2013	(139,783)	$48.22	(2)	$48.00 - $48.91
Mr. Schlosberg	03/07/2013	(100)	$49.13		N/A
Mr. Sacks	03/08/2013	(4,315)	$48.01	(2)	$48.00 - $48.085
Mr. Schlosberg	03/08/2013	(4,400)	$48.01	(2)	$48.00 - $48.09
Mr. Schlosberg	03/14/2013	(110,000)	$47.2	(2)	$47.00 - $47.63
Mr. Sacks	03/14/2013	(110,000)	$47.2	(2)	$47.00 - $47.63

(1)           On February 14, 2013, Mr. Sacks gifted 4,000 shares of Common Stock to a charity pursuant to Rule 16b-5.

(2)           This transaction was executed in multiple trades in the open market. The price reported above reflects the weighted average sale price per share of Common Stock sold. The range of sales prices for these transactions is set forth above. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transaction was effected.

CUSIP No. 611740101	13D/A

EXHIBIT INDEX

1.  Trading Plan between Rodney C. Sacks and J.P. Morgan Securities LLC, dated March 14, 2013.

2.  Trading Plan between Hilton H. Schlosberg and J.P. Morgan Securities LLC, dated March 14, 2013.